UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 26, 2021

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In the Matter of

Arita Energy, Inc.
f/k/a Spieth Newco, Inc.
3000 South Business Highway 281
Alice, Texas 78332

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-236407

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       Arita Energy, Inc. (the "Company") filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       The Company has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 26, 2021.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief